EXHIBIT 99.1

Galapagos appoints Michele Manto as Chief Commercial Officer

Galapagos is preparing to deliver its first medicine to patients

Mechelen, Belgium, 23 January 2020; 22.01 CET – Galapagos NV (Euronext & NASDAQ: GLPG) announced today that Michele Manto was appointed Chief Commercial Officer, effective 1 January 2020. He served as Senior Vice President Commercial Operations and in his new role will become a member of the Executive Committee. Since joining Galapagos in September 2017, he has built a strong commercial team from the ground up. His appointment comes at a pivotal time in Galapagos’ history, as the company prepares for the launch later this year of filgotinib, its JAK1 inhibitor currently in the registration process for rheumatoid arthritis.  Filgotinib is Galapagos’ first medicine that is anticipated to reach the market.

Previously, Michele held various commercial leadership roles at AbbVie, most recently as General Manager, Global Marketing Rheumatology and as General Manager in the Netherlands. Prior to this, he led AbbVie’s commercial activities and launches in inflammation in Germany and other European countries. He started his professional career as a management and strategy consultant at McKinsey & Company and holds an MBA from INSEAD.

Commenting, Michele says: “Developing commercial operations from scratch in an organization rooted in pioneering R&D has been an inspiring journey. As we work towards our first product launch this year, we will expand our team and capabilities to bring Galapagos science to patients and society. I am in the fortunate position of working for a company that is distinctively pioneering, focusing on developing innovative medicines that will improve people’s lives.”

CEO Onno van de Stolpe, who founded the company in 1999 adds: “Michele’s promotion to the Executive Committee reflects the significant contribution he has already made to Galapagos’ success. He has an in-depth knowledge of our industry, a patient-focused approach, and an impressive ability to anticipate and respond swiftly to business challenges and opportunities. The Executive Committee looks forward to Michele’s contributions as we enter the next important and exciting phase of our commercial development.”

Galapagos is working with its commercial partner, Gilead Sciences, to prepare the launch of filgotinib in 2020.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements with respect to Galapagos, including statements regarding expectations regarding the ability of Galapagos to launch its first product and timing of such potential launch, and the expansion of Galapagos’ team and commercial capabilities. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos may not be able to obtain regulatory approval for its first commercial product candidate, that Galapagos may not be able to successfully (or at all) launch its first product, and Galapagos' reliance on collaborations with third parties (including its collaboration partner Gilead). A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.